Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

LEGAL NAME	JURISDICTION OF ORGANIZATION
Transgenomic Limited	United Kingdom
Transgenomic Japan, Inc.	Delaware
Annovis, Inc.	Delaware
Cruachem Limited	Scotland (UK)
Todd Campus Limited	Scotland (UK)